FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on March 20, 2013 regarding the convening of the Registrant's 2013 Annual General Meeting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 21, 2013

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          Elron Electronic Industries Ltd.
(the “Company”)
Re: Translation of Immediate Report regarding the Convening of an Annual
General Meeting of the Shareholders of the Company

An immediate report (the “Report”) is hereby given pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970, (the “Immediate Report Regulations”) and to the Israeli Companies Regulations (Notification and Announcement of general meetings and class meetings in a public company), 2000 relating to the convening of an annual general meeting of the shareholders of the Company, which shall be held on April 25, 2013 at 10:00 am (Israel time), at the Company's offices at 3 Azrieli Center, The Triangular Tower, 42nd Floor, Tel Aviv, Israel, on the agenda of which will be the matters described below in this report.

1.	The Matters on the Agenda and a Summary of the Proposed Resolutions

1.1
To re-elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Hadar Udler, Amiram Erel, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

The candidates for appointment as directors, as described above, delivered declarations to the Company in accordance with Section 224 of the Companies Law, copies of which have been filed with the Israeli Securities Authority.

According to Regulation 26 of the Immediate Report Regulations, the following are the details, to the best of the Company's knowledge, of the candidates for appointment as directors:

Principal Activities during Past Five Years
Arie Mientkavich, Identification No. 00129320. Born on September 28, 1942, Israeli, of Derech Hashalom 1, First Floor, Tel Aviv, 6789201, Israel. Became a director on January 8, 2007. LL.B. in Law - Hebrew University in Jerusalem; B.A. in Political Science – Hebrew University in Jerusalem Chairman of the Board of Directors. Director with Financial and Accounting Expertise.

Vice Chairman of the Board of Directors of IDB Holding Corporation Ltd.; Chairman of the Board of Directors of RDC – Rafael Development Corporation Ltd.; Director of NuLens Ltd.; Director of Given Imaging Ltd.; Acting Chairman of the Board of Directors of Gazit Globe Ltd.; Chairman of the Board of Directors of Gazit Globe Israel (Development) Ltd.,  Chairman of the Board of Directors in A. Dori Group Ltd. and director of Ronson Europe N.V. Prior to that, he served for approximately 8 years as Chairman of the Board of Israel Discount Bank Ltd. and its main subsidiaries including Mercantile Discount Bank Ltd. and Israel Discount Bank of New York. During his tenure as Chairman of Israel Discount Bank Ltd., he served as Chairman of the Audit Committee of Mercantile Discount Bank Ltd. and a member of the Audit Committee of Israel Discount Bank Ltd. and a member of the Advisory Committee and the Advisory Council of the Bank of Israel. Served for approximately 10 years as Chairman of the Israel Securities Authority and on its behalf as a member of the Council of Certified Public Accountants. Before that, he served for approximately 10 years as legal advisor to the Ministry of Finance.

Principal Activities during Past Five Years
Avraham Asheri, Identification No. 000954768. Born January 24, 1938. Israeli, of Yashpa 12, Mevaseret Zion, 9076263, Israel. Became a director on December 14, 1999. Bachelors degree in Economics and Political Science from the Hebrew University. Professional Director. Director with Financial and Accounting Expertise. Member of the Audit Committee, Financial Statements Review Committee and the Investment Committee.

Economic Adviser and Director of Companies. Director – Koor Industries Ltd.; Director – Radware Ltd.; External Director – Mikronet Ltd.; Director – Elbit Systems Ltd.; Chairman of the Audit  Committee of the Hebrew University of Jerusalem; member of the Executive Committee and Chairman of the Finance Committee of the College "Hadassah"; member of the Executive Committee of the Jerusalem Institute for Israel; a member of the Audit Committee of the Jerusalem Foundation; a Board member and Chairman of the Finance Committee "Mishkenot Shaananim"; and Chairman of D.V.I Volunteer Dentists to Israel.

Prof. Gabi Barbash, Identification No. 30283352. Born September 13, 1949, Israeli, of Bnei Haneviim  17b, Ramat Gan, 5222155, Israel. Became a director on May 21, 2003. M.D. from the Hebrew University of Jerusalem, Masters degree in Public Health from Harvard University in Boston. CEO of the Tel Aviv Medical center. Consultant to the Company (see Section 1.4 below).

CEO of the Tel Aviv Medical Center;  Chairman of the Health Corporation adjacent to the Tel Aviv Medical Center; Director of Clal Biotechnology Industries Ltd.; Director of the start-up company "Oplon".

Rona Dankner, Identification No, 066246406, Born on May 14, 1983, Israeli, of 3 Azrieli Center, Tel Aviv, 6702301, Israel. Became director on October 7, 2008; B.A. in Business Administration from the Interdisciplinary Center in Herzliya, Israel. MBA Student at Interdisciplinary Center in Herzliya.Daughter of Mr. Nochi Dankner an (indirect) controlling party of IDB Holding Corporation Ltd., an (indirect) controlling party of the Company.

MBA Student at Interdisciplinary Center in Herzliya, Referent to subsidiaries - Discount Investment Corporation Ltd. (from January 2008 through September 2010), Director of Property and Building Ltd. A graduate in Business Administration - Interdisciplinary Center Herzliya.

Principal Activities during Past Five Years
Amiram Erel, Identification No. 04871265. Born on April 27, 1947, of 3 Azrieli Center, 44 Floor, Tel Aviv, 6702301, Israel. Became a director on  November 1,  1999. B.Sc. in Electrical Engineering from the Technion, Israel. Director with Financial and Accounting Expertise.

President and CEO – Discount Investment Corporation Ltd. (until March 19, 2013), Chairman of the Board of Directors – Cellcom Israel Ltd., CEO – NetVision Ltd. (from March to December 2007), Chairman of the Board of Directors of NetVision Ltd (until December 2011), Chairman of the Board of Directors of Koor Industries Ltd (until December 2011) Vice-Chairman, Makhteshim Agan Industries Ltd.; Director of Shufersal Ltd. (from March 19, 2013).

Hadar Udler, Identification No. 029474467. Born May 28, 1972, Israeli, of 3 Azrieli Center, Triangular Bulding, 44th Floor, Tel Aviv, 6702301, Israel. Director as of November 9, 2011. LL.B. from Tel Aviv University.

Corporate Secretary of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.; Since 1999, an attorney in the law offices in Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. (currently Goldfarb Seligman &Co.) and served as a partner from January 2008 through July 2010.

Dori Manor, Identification No. 022852453. Born May 26, 1967, Israeli and French, of 17 Kerem HaZeitim, Savyon, 5653617, Israel. Became a director on August 13, 2003. B.Sc. in Industrial Engineering from Tel Aviv University; M.B.A. in Business Administration from INSEAD in France. The son of Isaac and Ruth Manor, related parties in the Company. Director with Financial and Accounting Expertise.

CEO of companies in the automotive industry belonging to the David Lubinski Ltd. group. Director in the following companies: IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., and other companies in the David Lubinski group.

Arie Ovadia, Identification No. 78284338. Born December 25, 1948, Israeli, of 23 Menachem Begin, Tel Aviv, 661821 Israel. Director as of March 11, 2007. Ph.D. in Economics from the Wharton School of Business, University of Pennsylvania; Bachelors degree in Accounting and Economics from Tel Aviv University; Masters degree in Accounting and Finance from Tel Aviv University. Member of the Audit Committee, the Financial Statements Review Committee, the Investment Committee and Compensation committee. Director with Financial and Accounting Expertise. An independent director.

Chairman of the Board of Directors – Giron - Development And Building Ltd., Chairman of the Board of Directors – Destiny Holdings (1993) Ltd., Chairman of the Board of Directors – Teva Naot - Distribution Ltd., Chairman of the Board of Directors – Na'alei Naot Agricultural Cooperative for Businesses Ltd., Chairman of the Board of Directors – Nadlan.com Israel Ltd., Managing Partner – Shamrock Israel Growth Fund Advisors Ltd. Director in the following companies: Shamrock - Cinema City Ltd., Destiny Holdings (1993) Ltd., Destiny Assets (1991) Ltd., Israel Petrochemical Ltd., Strauss Group Ltd., Scaelix Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., I.Q.S. Shalev Ltd. (previously served as chairman), E.Q.S. Hydraulic Ltd., Maxtech Technologies Ltd., Maxtech Communication Networks Ltd., Mantisvision Ltd., VyryaNet Ltd., A.O. Adav Consultants Ltd., A.O. Consultants & Management (2007) Ltd., Aantz Consultants Ltd Benjamin Ovadia Consultants (2007) Ltd., G.I. Tech Ltd. and Oil Refineries Ltd.

Messrs. Gad Arbel and Ehud Rassabi will continue to serve as external directors in accordance with the Companies Law.

1.2
To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

1.3	To report to the general meeting on the audit fees for 2012.

1.4
Approval of the engagement between the Company and Prof. Gabi Barbash who serves as a director of the Company in an agreement for providing consulting services to the Company in relation to assistance in the identification and analysis of potential investments in the medical device field, with effect from January 1, 2013 until December 31, 2013.

The previous services agreement of Prof. Barbash with the Company ended on December 31, 2012 (the “Previous Agreement”). The shareholders' meeting is being requested to approve a new services agreement for the period January 1, 2013 until December 31, 2013 (the "New Agreement"). Under the New Agreement, in consideration for his services to the Company, Prof. Barbash will receive a monthly fee of $2,500 plus VAT (half of the monthly fee according to the Previous Agreement), in addition to the compensation which he is entitled to receive as a director.

Approval of the New Agreement was supposed to be brought before the shareholders' meeting which took place in December of 2012 ("Previous General Meeting"), however due to the fact that during the period between the notice convening the meeting and the meeting itself, Amendment No. 20 of the Companies Law, 1999, ("Amendment No. 20") came into effect, which determined, inter alia, provisions regarding the required majority for a decision concerning the above subject matter and requires, inter alia, the sending of Deeds of Vote in connection with a meeting at which the said subject is on the agenda and since the sending of Deeds of Vote was not possible within the period of time then left until the Previous General Meeting, it was decided, for the sake of caution, to remove this matter from the agenda of the Previous General Meeting and it is now being brought for approval. It is emphasized that the New Agreement was approved prior to the Previous General Meeting, by the audit committee and board of directors, after a discussion on the matter, on November 7 and 12, 2012, respectively, and this was prior to the coming into effect of Amendment No. 20.

The following are the terms of Prof. Barbash's aggregate compensation for 2012:

	Compensation for services (in thousands)			Compensation for services (in thousands)
Year	Name	Position	Rate of holding in the Corporation's capital	Salary	Bonus	Consultation fee	Other	Total
2012	Gabi Barbash	Director	-	NIS112 (1) ($29)	-	NIS229 (2) ($60)	-	NIS241 ($89)

(1)
Prof. Barbash received compensation for his participation in meetings of the Company’s board of directors in the aggregate annual amount of approximately NIS112,000 during 2012 and approximately NIS0 for 2013 until the end of March 2013.

(2)	Prof. Barbash received consultation fees according to the Previous Agreement in the aggregate amount of NIS229,000 for 2012.

The Audit Committee and the Board of Directors were presented with details regarding all the terms of Prof. Barbash's engagement and the services provided by him under the Previous Agreement and the services which he will provide to the Company within under the new engagement (which have been reduced in comparison to the services provided in the Previous Agreement). The Company did not examine compensation parameters of similar companies or other compensation parameters in the same sector as the Company since the services provided concern services relevant to the Company and it is difficult to compare them specifically to services provided by another person for other companies.

The following are the reasons of the Audit Committee and the Board of Directors for approving the services agreement:

1.4.1	The compensation is in the ordinary course of business and should not have a material effect on the Company’s profitability, assets or liabilities.

1.4.2
In determining the scope of the compensation, the Board of Directors considered, inter alia, the following parameters: the contribution of Prof. Barbash to investments made by the Company; the contribution of Prof. Barbash to the Company’s business and profits, and the potential for such a contribution; and satisfaction with the performance of Prof. Barbash.

1.4.3	The compensation is reasonable and appropriate also in comparison with that which is acceptable in the Company, taking into consideration the position and contribution of Prof. Barbash.

1.4.4	Taking into consideration the level of the compensation and the contribution of Prof. Barbash to the Company, the scope of the compensation is fair and reasonable in the circumstances.

1.5.	To consider the Annual Reports of the Company for 2012.

2.	Record Date

The record date for the entitlement of a shareholder to participate and vote in the meeting, pursuant to Section 182 of the Companies Law, is March 27, 2013 (the "Record Date"). If trading does not take place on the Record Date, the Record Date shall be the last trading day immediately prior thereto.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, present either in person or by proxy, shall constitute legal quorum.

4.	Required Majority

4.1
The majority required for adoption of the proposed resolutions specified in sections 1.1 and 1.2 above is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the vote.

4.2
The majority required for adoption of the resolution on the agenda specified in Section 1.4 above is a majority of the votes of the shareholders present, either in person or by representative (including via proxies or deeds of vote), who are entitled to participate in the meeting and who are participating in the vote, provided that one of the following is met:

(1) The majority vote includes a majority of the votes of the shareholders who are not "controlling persons" or have no personal interest in the approval of the appointment, who are participating in the vote, without counting abstentions;

(2) The total dissenting votes from among the shareholders stated in subparagraph (1) above shall not have exceeded two percent (2%) of the total voting rights in the Company.

5.	Method of Voting

5.1
A shareholder (who is not registered) who wishes to participate in and vote at the meeting will be entitled to do so if a confirmation regarding his holding of shares on the Record Date, prepared in accordance with the Israeli Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000 had been delivered to the Company prior to the commencement of the meeting, as specified below.

5.2
A shareholder of the Company may participate in and vote at a meeting in person or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association).

5.3
A letter of appointment appointing a proxy (the “Letter of Appointment”) and the original power of attorney by virtue of which the Letter of Appointment was signed shall be deposited at the Company's offices at least 48 hours before commencement of the meeting or the adjourned meeting, as the case may be. The Letter of Appointment should indicate the full names of the appointer and the proxy, as they appear in the Registrar of Companies or identity card, as the case may be, their registration or identification number, as the case may be, and place of registration or issuing country of passport, as the case may be.

5.4
Pursuant to the Israeli Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the name of the transfer agent, who wishes to vote at the general meeting, will provide the Company with confirmation regarding his holding of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered in accordance with the requirements of the said regulations.

6.	Confirmation of Ownership and Proxy Card

6.1.
A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

6.2
In addition, shareholders whose shares are registered with American Stock Transfer (“AST”) only, whether registered in such shareholders' name or held with a broker in the U.S., are entitled to vote their shares by delivering the proxy card to AST or to the broker through which the shares are held, as the case may be. The language of the proxy card may be viewed at the Company's website specified below, and will be sent to such shareholders. The votes may be cast by such shareholders only, according to the voting instructions set forth in the proxy card. The proxy card must be delivered to the Company's offices up to 48 hours before the date of the convening of the meeting (by April 23, 2013 at 10:00).

7.	Deed of Vote, Position Statements

7.1
According to the Israeli Companies Regulations (Voting in Writing and Position Statements), 5765 - 2005 shareholders may vote at the meeting with respect to the proposed resolutions on the agenda through a written proxy as specified below. The language of the written proxy and position statements in respect of the meeting may be found on the distribution website of the Israel Securities Authority ("ISA") at http://www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il.  A shareholder may approach the Company directly and receive therefrom, the language of the written proxy and the position statements. Shareholders who are not registered and their shares are registered with a stock exchange member, shall receive from the stock exchange members via e-mail and free of charge, a link to the  language of the written proxy and position statements on the distribution website, if they informed that they wish to do so provided that the notice was given for a specific securities account and prior to the Record Date. The vote shall be cast on the second part of the written proxy, as published on the distribution website of the ISA, stated above.

7.2
A shareholder registered in the shareholders register and interested in voting in writing, shall indicate on the form the manner of its vote and shall deliver it to the Company or will send it by registered post together with a copy of its identification card or its passport or a copy of its certificate of incorporation, as applicable, such that the deed of vote will arrive at the Company's offices at least 72 hours before the date of the shareholders meeting, namely by April 22, 2012 at 10.00 am. A shareholder who is not registered in the shareholders register will deliver or send the deed of vote aforesaid, together with the confirmation of ownership so that the deed of vote arrives at the Company's offices at the aforesaid time. A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

7.3	The last date for delivery of position statements to the Company is: April 7, 2013.

7.4
The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted and the board of directors shall choose to submit its response to the said position statements, is:  April 12, 2013.

7.5	Delivery of the deed of vote and position statements will be executed by hand or by registered mail.

7.6
A shareholder who participates in the vote at the meeting in connection with the resolution 1.4 on the agenda whether in person or by proxy, shall notify the Company before the vote at the meeting, or if the vote is via deed of vote – on the deed of vote by marking in Part B of the deed of vote in the place designated therefor, whether or not he is considered a "controlling person"  or if has a personal interest in the approval of the appointment. If a shareholder or his proxy shall not have marked the existence or absence of a  personal interest or of being a controlling person in the Company (or marked that he has a personal interest but did not detail the substance of the interest), he shall not vote at the meeting and his vote will not be counted in the vote.

8.	Inspection of Documents

A copy of this report is available for inspection at the Company's offices at 3 Azrieli Center (the Triangular Tower 42nd floor) Tel Aviv, after prior telephonic coordination with the Company’s secretarial office at Telephone: 972-3-6075555 on Sunday – Thursday (except for holiday eves and holidays) between 9:00 a.m. and 4:00 p.m., until the date of the convening of the meeting, as well as on the distribution website of the ISA at www.magna.isa.gov.il. and on the website of the TASE at  maya.tase.co.il.

In addition, a copy of this report will be available on the Company's website at www.elron.com, and on the website of the Securities and Exchange Commission at www.sec.gov.

Sincerely,

Elron Electronic Industries Ltd.

Details of the signatories on behalf of the Company and a description of their position:

Ari Bronshtein, Chief Executive Officer

Yaron Elad, VP and Chief Financial Officer

Appendix B

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 25, 2013

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on March 27, 2013 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on April 25, 2013, at 10:00 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒	.

1.
Proposal No. 1 -  To elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Amiram Erel,  Hadar Udler, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

☐FOR  All Nominees         ☐withhold authority for all nominees         ☐For all except (See instructions below)

m	Arie Mientkavich
m	Avraham Asheri
m	Gabi Barbash
m	Rona Dankner
m	Amiram Erel
m	Hadar Udler
m	Dori Manor
m	Arieh Ovadia

2.
Proposal No. 2 - To Appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees

☐ FOR         ☐ AGAINST         ☐ ABSTAIN

3.	Proposal No. 3 – To approve the consulting agreement between the Company and Prof. Gabi Barbash, a director of the Company, from January 1, 2013 to December 31, 2013.

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON".

☐YES      ☐NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL NO. 3.

☐YES      ☐NO

If your response to the above question is YES, please provide details:

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in resolution no. 3 described  above and if so, to provide the necessary details in connection therewith.

 The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED IN PROPOSAL NO. 3.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2013

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.